STEVEN KHADAVI
Partner
(212) 415-9376
FAX (646) 390-6549
khadavi.steven@dorsey.com
February 5, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jeffrey Riedler
                   Assistant Director

Re:	IntegraMed America, Inc. Registration Statement on Form S-1 Pre-effective Amendment No. 1 Filed: February 4, 2010 File No.: 333-162276
Ladies and Gentlemen:
     Set forth below is the response of IntegraMed America, Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 4, 2010 with respect to the above-referenced Registration Statement. The Company is filing Amendment No. 2 to the Registration Statement on Form S-1 via EDGAR contemporaneously with this letter. The Company has reviewed this letter and authorized us to make the representations on its behalf.
Summary Compensation Table, page 76
1. Please update the disclosure to include the requested information for 2009.
     We have updated the disclosure to include the requested information for 2009.

Securities and Exchange Commission
February 5, 2010
* * *
Please do not hesitate to contact the undersigned at (212) 415-9376 with any questions regarding the foregoing.

Sincerely,
/s/ Steven Khadavi

Steven Khadavi

cc:	Jay Higham John Hlywak Claude E. White